

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2014

Via E-mail
James A. Powers
Chief Financial Officer
Active Power, Inc.
2128 W. Braker Lane, BK 12
Austin, Texas 78758

> **Re: Active Power, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2013**
> **Filed March 4, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 1, 2014**
> **File No. 0-30939**

Dear Mr. Powers:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

General

1.   Please revise your disclosure in future filings to ensure the chronological ordering of your financial statements and other data presented in tabular form as well as numerical data included in narrative sections throughout the filing reads consistently from left to right. Refer to ASC 205-10-S99-9.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

2.   We note your statement on page 20 that "HP is [y]our largest IT channel partner" and accounted 22% of your revenue in 2013, as well as your statement on page 32 that demand for your MIS products decreased in 2013 by your IT channel partners, "primarily by HP." In future filings, if material, please provide more information and analysis regarding the impact of your relationship with HP on your results of operations, including but not limited to your revenues, for the specified time periods.

Item 9A. Controls and Procedures, page 43

Management's Report on Internal Control over Financial Reporting, page 44

3.   Please tell us whether you applied the 1992 COSO Framework or the Updated Framework. In addition, since either framework is acceptable until December 15, 2014, the date COSO will consider the 1992 Framework superseded by the Updated Framework, please disclose the framework applied.

Financial Statements

Notes to Consolidated Financial Statements, page 57

4.   Please tell us your consideration of providing the disclosures required by ASC 450 with regard to the matters disclosed in Item 3. This comment also applies to Form 10-Q for the fiscal quarters ended March 31, 2014 and June 30, 2014.

2. Property and Equipment, page 64

5.   Please provide us an analysis of changes in property and equipment for the year ended December 31, 2013 which reconciles to the amounts reported in the consolidated statement of cash flows.

4. Income Taxes, page 65

6.   Please disclose pretax income (loss) between domestic and foreign operations as contemplated by Rule 4-08(h) of Regulation S-X.

7.   We note that rate differentials for foreign taxes compared to the US tax rate has a significant impact on your effective tax rate. Please tell us the countries accounting for the rate differentials and your consideration of disclosing information about the effects and identity of the specific jurisdiction[s] that impact the effective tax rate.

Form 10-Q for the Quarter Ended June 30, 2014

Part II - Other Information, page 22

Item 1. Legal Proceedings, page 22

8.   We note your statement that, in February 2014, "an investigation into the facts and circumstances surrounding [y]our agreements and transactions with Qiyuan Network Systems Limited ("Qiyuan"), including the statements made regarding Qiyuan's affiliation with Digital China," was completed. Please tell us what consideration was given to providing further disclosure regarding the results of such investigation, or revise your disclosure to include such results.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 if you have questions regarding any other comments.

                                                Sincerely,

                                                /s/ William H. Thompson

                                                William H. Thompson
                                                Accounting Branch Chief